Exhibit 99.1

Materialise Reports Second Quarter 2020 Results

LEUVEN, Belgium—(BUSINESS WIRE)—July 30, 2020 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2020.

Highlights – Second Quarter 2020

•	Total revenue decreased 21.3% to 38,117 kEUR for the second quarter of 2020 compared to the 2019 period.

•	Total deferred revenues from annual software sales and maintenance fees were 28,240 kEUR compared to 27,667 kEUR at December 31, 2019.

•	Adjusted EBITDA decreased 33.1% to 3,382 kEUR for the second quarter of 2020 compared to the 2019 period.

•	Net loss for the second quarter of 2020 was (1,932) kEUR, or (0.04) EUR per diluted share, compared to (297) kEUR, or (0.01) EUR per diluted share, for the 2019 period.

•	Total cash was 125,454 kEUR at the end of the quarter; net cash was 3,905 kEUR, an increase of 2,947 kEUR compared to December 31, 2019.

Executive Chairman Peter Leys commented, “In the second quarter, our business suffered materially from the COVID-19 pandemic, with revenues decreasing more than 21% compared to last year’s period. We were able to realize cost savings in both sales and marketing and general administrative expense at a higher percentage rate than the revenue decline but maintained our strategically important research and development programs. These programs will position us to leverage interest in additive manufacturing, which is increasing in part due to the many 3D printed solutions that have addressed new market needs so expeditiously during the pandemic. Our balance sheet remains strong, with total cash of 125,454 kEUR and short-term debt of only 17,827 kEUR as of June 30, 2020. While our R&D programs and financial strength give us a solid platform from which to expand our existing business and take advantage of new growth opportunities when conditions improve, we draw equal confidence from the many examples of resilience, creativity and discipline that our workforce has shown worldwide throughout this difficult period.”

Second Quarter 2020 Results

Total revenue for the second quarter of 2020 decreased 21.3% to 38,117 kEUR compared to 48,404 kEUR for the second quarter of 2019. Adjusted EBITDA decreased to 3,382 kEUR from 5,059 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the second quarter of 2020 was 8.9% compared to 10.5% for the second quarter of 2019.

Revenue from our Materialise Software segment increased 2.4% to 9,540 kEUR for the second quarter of 2020 from 9,320 kEUR for the same quarter last year. Segment EBITDA increased to 3,756 kEUR from 2,055 kEUR while the segment EBITDA margin was 39.4% compared to 22.1% for the prior-year period.

Revenue from our Materialise Medical segment decreased 19.3% to 11,735 kEUR for the second quarter of 2020 compared to 14,546 kEUR for the same period in 2019. Compared to the second quarter of 2019, revenues from our medical software grew 6.7% and revenues from medical devices and services decreased 31.8%. Segment EBITDA decreased to 1,139 kEUR compared to 2,738 kEUR while the segment EBITDA margin was 9.7% compared to 18.8% for the second quarter of 2019.

Revenue from our Materialise Manufacturing segment decreased 31.7% to 16,777 kEUR for the second quarter of 2020 from 24,550 kEUR for the second quarter of 2019. Segment EBITDA decreased to 650 kEUR from 2,835 kEUR while the segment EBITDA margin was 3.9% compared to 11.5% for the second quarter of 2019.

Gross profit was 19,986 kEUR, or 52.4% of total revenue, for the second quarter of 2020 compared to 26,527 kEUR, or 54.8% of total revenue, for the second quarter of 2019.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased, in the aggregate, 18.5% to 22,705 kEUR for the second quarter of 2020 from 27,861 kEUR for the second quarter of 2019. Specific cost reduction initiatives in S&M and G&A resulted in decreases compared to the second quarter of 2019 of 22.9% and 24.3% respectively, while R&D expenses decreased only 0.9%.

Net other operating income was 892 kEUR compared to 1,370 kEUR for the second quarter of 2019.

Operating result decreased to (1,827) kEUR from 36 kEUR for the second quarter of 2019.

Net financial result was (295) kEUR compared to (190) kEUR for the second quarter of 2019. The share in result of joint venture amounted to 0 kEUR compared to (82) kEUR for the same period in 2019.

The second quarter of 2020 contained income tax income of 191 kEUR, compared to an income tax expense of (61) kEUR in the second quarter of 2019.

As a result of the above, net loss for the second quarter of 2020 was (1,932) kEUR, compared to (297) kEUR for the same period in 2019. Total comprehensive loss for the second quarter of 2020, which includes exchange differences on translation of foreign operations, was (2,977) kEUR compared to (727) kEUR for the 2019 period.

At June 30, 2020, we had cash and equivalents of 125,454 kEUR compared to 128,897 kEUR at December 31, 2019. Gross debt amounted to 121,549 kEUR, compared to 127,939 kEUR at December 31, 2019. As a result, our net cash position increased 2,947 kEUR during the first half year of 2020.

Cash flow from operating activities for the second quarter of 2020 was 7,053 kEUR compared to 4,760 kEUR for the same period in 2019. Total capital expenditures for the second quarter of 2020 amounted to 3,398 kEUR.

Net shareholders’ equity at June 30, 2020 was 132,847 kEUR compared to 142,675 kEUR at December 31, 2019.

2020 Guidance

Mr. Leys concluded, “With the continued spread of COVID-19 in many parts of the world and the increased disruption to the global economy, we expect the pandemic’s impact on our operations to be even more pronounced in the third quarter and to continue throughout the entire second half of the year. While we anticipate today that Materialise Medical will gradually pick up in the third quarter of the year, we expect that our Materialise Software and Materialise Manufacturing businesses will continue to be significantly impacted. Our overall goal remains to limit the impact of the COVID-19 crisis, including the associated cost-saving measures we take, on our long-term plans, in particular on our ongoing research and business development programs. Accordingly, we expect the third quarter impact of the crisis on our Adjusted EBITDA will be significant.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1198, the reference rate of the European Central Bank on June 30, 2020.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2020 on Thursday, July 30, 2020, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode 8963105#.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, , our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s most recent actual results to differ materially from our expectations, including risk factors described in the company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Revenue	42,684	38,117	48,404	84,362	95,519
Cost of sales	(20,303)	(18,131)	(21,877)	(39,744)	(43,413)
Gross profit	22,380	19,986	26,527	44,618	52,106
Gross profit as % of revenue	52,4%	52.4%	54,8%	52,9%	54,6%
Research and development expenses	(6,769)	(6,045)	(6,100)	(12,572)	(11,786)
Sales and marketing expenses	(11,379)	(10,161)	(13,173)	(22,789)	(25,252)
General and administrative expenses	(7,277)	(6,499)	(8,588)	(13,696)	(16,184)
Net other operating income (expenses)	999	892	1,370	1,575	2,627
Operating (loss) profit	(2.046)	(1,827)	36	(2,864)	1,511
Financial expenses	(717)	(640)	(313)	(2,461)	(1,509)
Financial income	386	345	123	845	728
Share in loss of joint venture			(82)	(39)	(205)
(Loss) profit before taxes	(2,377)	(2,123)	(236)	(4,519)	524
Income taxes	214	191	(61)	(267)	(1,126)
Net (loss) profit for the period	(2,163)	(1,932)	(297)	(4,786)	(601)
Net (loss) profit attributable to:
The owners of the parent	(2,098)	(1,874)	(297)	(4,681)	(601)
Non-controlling interest	(65)	(58)	—	(104)	—
Earnings per share attributable to owners of the parent
Basic	(0.04)	(0.04)	(0.01)	(0.09)	(0.01)
Diluted	(0.04)	(0.04)	(0.01)	(0.09)	(0.01)
Weighted average basic shares outstanding	53,194	53,194	52,891	53,194	52,891
Weighted average diluted shares outstanding	53,194	53,194	52,891	53,194	52,891

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Net profit (loss) for the period	(2,163)	(1,932)	(297)	(4,786)	(602)
Other comprehensive income
Exchange difference on translation of foreign operations	(1,170)	(1,045)	(430)	(6,787)	157
Other comprehensive income (loss), net of taxes	(1,170)	(1,045)	(430)	(6,787)	157
Total comprehensive income (loss) for the year, net of taxes	(3.333)	(2,977)	(727)	(11.573)	(445)
Total comprehensive income (loss) attributable to:
The owners of the parent	(3,074)	(2,745)	(727)	(10,470)	(445)
Non-controlling interest	(260)	(232)	—	(1,103)	—

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000	2020	2019
	€	€
Assets
Non-current assets
Goodwill	19,222	20,174
Intangible assets	24,964	27,395
Property, plant & equipment	88,683	90,331
Right-of-Use assets	9,883	10,586
Investments in joint ventures	—	39
Deferred tax assets	234	192
Other non-current assets	10,244	9,391
Total non-current assets	153,410	158,108
Current assets
Inventories	11,682	12,696
Trade receivables	30,253	40,322
Other current assets	9,631	9,271
Cash and cash equivalents	125,454	128,897
Total current assets	177,021	191,186
Total assets	330,431	349,294

	As of June 30,	As of December 31,
In 000	2020	2019
	€	€
Equity and liabilities
Equity
Share capital	3,068	3,066
Share premium	138,229	138,090
Consolidated reserves	(4,876)	(195)
Other comprehensive income	(5,789)	(1.394)
Equity attributable to the owners of the parent	130,632	139,567
Non-controlling interest	2,216	3,107
Total equity	132,847	142,675
Non-current liabilities
Loans & borrowings	97,590	104,673
Lease liabilities	6,132	6,427
Deferred tax liabilities	5,687	5,747
Deferred income	4,970	5,031
Other non-current liabilities	671	696
Total non-current liabilities	115,051	122,575
Current liabilities
Loans & borrowings	14,331	13,389
Lease liabilities	3,496	3,449
Trade payables	15,641	18,516
Tax payables	2,560	3,363
Deferred income	28,157	27,641
Other current liabilities	18,348	17,686
Total current liabilities	82,533	84,044
Total equity and liabilities	330,431	349,294

Consolidated statement of cash flows (Unaudited)

	For the six months ended June 30,
in 000	2020	2019
	€	€
Operating activities
Net (loss) profit for the period	(4,786)	(602)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	7,410	6,950
Amortization of intangible assets	2,284	2,229
Share-based payment expense	0	197
Loss (gain) on disposal of property, plant & equipment	46	134
Movement in provisions	4	20
Movement reserve for bad debt	181	(116)
Financial income	(845)	(171)
Financial expense	2,453	1,232
Impact of foreign currencies	0	(288)
Share in loss of a joint venture (equity method)	39	205
(Deferred) income taxes	266	1,126
Other	36	(196)
Working capital adjustment & income tax paid
Decrease (increase) in trade receivables and other receivables	8,962	(4,466)
Decrease (increase) in inventories	1,220	(43)
Increase (decrease) in trade payables and other payables	(1,843)	3,737
Income tax paid	(1,102)	(1,108)
Net cash flow from operating activities	14,326	8,840

	For the six months ended June 30,
in 000	2020	2019
	€	€
Investing activities
Purchase of property, plant & equipment	(5,756)	(4,827)
Purchase of intangible assets	(687)	(1,457)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	72	(3)
Convertible loan to third party	(300)	(2,500)
Investments in joint-ventures	—	—
Interest received	—	—
Net cash flow used in investing activities	(6,671)	(8,787)
Financing activities
Proceeds from loans & borrowings	15	3,000
Repayment of loans & borrowings	(5,813)	(5,818)
Repayment of finance leases	(1,823)	(2,765)
Capital increase	140	–
Interest paid	(1,178)	(934)
Other financial income (expense)	(617)	(292)
Net cash flow from (used in) financing activities	(9,276)	(6,809)
Net increase of cash & cash equivalents	(1,621)	(6,756)
Cash & cash equivalents at beginning of the year	128,897	115,506
Exchange rate differences on cash & cash equivalents	(1.822)	115
Cash & cash equivalents at end of the year	125,454	108,865

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(1,932)	(297)	(4,786)	(601)
Income taxes	(191)	61	266	1,126
Financial expenses	640	313	2,461	1,509
Financial income	(345)	(123)	(845)	(728)
Share in loss of joint venture		82	39	205
Depreciation and amortization	4,979	4,649	9,694	9,178
EBITDA	3,152	4,685	6,829	10,691
Non-cash stock-based compensation expense (1)	(231)	(374)	(156)	(196)
Acquisition-related expenses business combinations	—	—	—	—
ADJUSTED EBITDA	3,382	5,059	6,985	10,888

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consoli– dated
	€	€	€	€	€	€
For the three months ended June 30, 2020
Revenues	9,540	11,735	16,777	38,052	29	38,117
Segment (adj) EBITDA	3,756	1,139	650	5,546	(2,164)	3,382
Segment (adj) EBITDA %	39.4%	9.7%	3.9%	11.6%
For the three months ended June 30, 2019
Revenues	9,320	14,546	24,550	48,415	(11)	48,404
Segment (adj) EBITDA	2,055	2,738	2,835	7,629	(2,570)	5,059
Segment (adj) EBITDA %	22.1%	18.8%	11.5%	15.8%

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consoli– dated
	€	€	€	€	€	€
For the six months ended June 30, 2020
Revenues	19,361	27,380	37,592	84,333	29	84,362
Segment (adj) EBITDA	6,401	3,595	1,768	11,765	(4,779)	6,985
Segment (adj) EBITDA %	33.1%	13.1%	4.7%	14.0%
For the six months ended June 30, 2019
Revenues	18,670	28,112	48,734	95,515	4	95,519
Segment (adj) EBITDA	5,016	4,511	6,530	16,058	(5,170)	10,888
Segment (adj) EBITDA %	26.9%	16.0%	13.4%	16.8%

(1)	Unallocated Revenues consist of occasional one-off sales in our core competencies not allocated to any of our segments.
(2)

Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense) and the added non-cash share-based compensation expenses that acquisition expenses of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(1,932)	(297)	(4,786)	(601)
Income taxes	(191)	61	266	1,126
Financial cost	640	313	2,461	1,509
Financial income	(345)	(123)	(845)	(728)
Share in loss of joint venture		82	39	205
Operating profit	(1,827)	36	(2,864)	1,511
Depreciation and amortization	4,979	4,649	9,694	9,178
Corporate research and development	687	502	1,478	1,014
Corporate headquarter costs	2,781	3,108	5,173	5,777
Other operating income (expense)	(1.074)	(501)	(1,716)	(1,107)
Segment EBITDA	5,546	7,629	11,765	16,058